FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Sixth Investor Conference	40
	"Integrated strategy to capture organic growth"
	Julio Linares- General Manager for Coordination, Business Development and Synergies of Telefónica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 11th , 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Sixth Investor Conference

Integrated strategy to capture organic growth

Julio Linares

London, October 11th 2007


Spirit of
PROGRESS

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Part of this financial information is un-audited and, therefore, is subject to potential future modifications. Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Overview

Our organization is ready... **...to exploit the opportunities ahead**

From...

TdE | T-Latam | T-Móviles | O_2

Integrated management *with special focus on coordinating fixed and mobile businesses*

To...

Telefónica España | Telefónica Latino-américa | Telefónica O2 Europe

Integrated management *with special focus on leveraging global scale*

Industry transformation is creating the New Global Digital World

- Sources of growth
- +
- Integrated delivery
- +
- Benefits of scale

Content

Extracting value of industry transformation

- Sources of growth
- Integrated delivery
- Benefits of scale

GLOBAL GOALS

- *Mobility and Broadband are driving a New Digital World around the customer providing plenty of opportunities*
- *We have aligned our organisation to capture these opportunities*

A New Global Digital World has emerged



Customers
Devices
Network
Digital services and content
Service providers
Mobile
513 m mobile phones
PC
193 m PC's
Multimedia equipment
24 m households with game consoles
44% households with digital cameras
Broadband users
2001 x13 2006
Bandwidth
2001 x40 2006
Broadband Access F+M
IP Digital Network
Traffic
2001 x25 2006
IP traffic: >90%
6,400 m MMS sent per year
65 m online community members
1.5 m IPTV users
36 m mobile games downloads
72 m blog users
Telecom operators
Internet players
Other service providers
New consumer trends
Hyper connectivity
Bandwidth and volume
Proliferation
New business models

Note: Data for 2006 in Telefónica markets
Source: Pyramid, Euromonitor, Yankee, Ovum, WCIS, Comscore and internal estimates

The industry transformation gives us clear opportunities

From the "old" world...	...to the New Global Digital World	Opportunities for Telefónica
- **Corporations** drove evolution - Offering around **voice** - Services depended on **location** - **Duration** mattered	- **Consumer** needs drive evolution - Multiple services on top of **broadband** - **Mobility** is critical - **Applications** are key	**Sources of growth**
- **Ad-hoc, specific** services and **individual** product offering - Services provided over **specific networks**	- **Seamless** services and **bundles** - A **common network** can support all kind of services	**Integrated delivery**
- **Local portfolio** and local offer - **Local suppliers** - **Local** technological **standards**	- **Global portfolio** and local offer - **Global suppliers** - **Global** technological **standards**	**Benefits of scale**

Sources of growth



Mobile
Fixed
Voice
(Penetration)
Mobile access/population
71%
+23p.p.
94%
>135%* In Spain, UK and Germany
Fixed access/households
64%
-3p.p.
61%
Mobile voice will continue growing
Broadband
Penetration
3G handsets / customer base
4%
x8
35%
>70% in Spain, UK and Germany
Fixed BB/households
19%
x2
35%
>50% in Spain, UK and Germany
Broadband will be the dominant access type
Bandwidth
(Mbps)
14
x10
~14
10
x10
100
Higher bandwidth
Digital services
(Millions)
Mobile music audio users
1.1
x7
~7
IPTV customers
1.5
x6
~9
Demand explosion for digital services and content
2006
2010E
2006
2010E

* Including M2M
Note: Data in Telefónica markets
Source: Pyramid, Yankee, and internal estimates

Integrated delivery

	Integrated delivery will facilitate a set of opportunities…	…and technology will enable it
To address customer needs	■ Access to **any type of service** from **any type of device** in a **seamless** way ■ Attractive, easy and user-friendly **customer experience**	
To achieve operational excellence	■ **Efficiency improvement** — OpEx and CapEx reduction — Better use of resources ■ **Better quality** — Key differentiation factor — Sustainability of price premium	

Bundles* Telefónica's markets Millions



x 2
~55
26
2006
2010E

"All IP" networks and platforms



Content Digitalisation



*Includes 2P and 3P bundles

Benefits of scale

The New Global Digital World ...



Customer needs are increasingly global



Suppliers are more global



Technology is more global

...provides new opportunities


Lower OpEx and CapEx
Global scale
Faster time-to market
Knowledge sharing

- Global procurement
- Common development of Product & Services
- Common operations

- Faster deployment of services

- Best practices transferred across countries

Content

Extracting value of industry transformation

- Sources of growth
- Integrated delivery
- Benefits of scale

GLOBAL GOALS

To capture growth opportunities we will...

- *Continue capturing mobile voice growth and promote our traditional business*
- *Push broadband connectivity and develop digital services for mobile (mobile data) and fixed*

To capture the sources of organic growth we have a strong focus and clear strategy



Core business
Core business extension
New business development
Mobile & fixed access
Mobile & fixed BB connectivity
VAS
Digital services and content
Connectivity
Services
Bundles
~50% of growth
~50% of growth

Mobile penetration and usage

Mobile & fixed broadband connectivity and services

Mobile voice will be our major revenue growth engine

Key levers	Mobile voice
Customer growth	▪ Capture **mobile penetration growth** focusing on **coverage and commercial offer**
Churn	▪ Increase customer satisfaction through **"Customer Experience"** and **loyalty programs** ▪ Move proactively from **pre-paid to post-paid**
Migration	▪ Manage **fixed to mobile substitution** optimally, depending on our assets and market conditions
Pricing and ARPU	▪ Increase **MoU** through: – Tariff management (price elasticity) – New semiflat rates

CAGR 06-10E

Mobile voice accesses
Millions


10%
~210
144
2006
2010E

MoU
Minutes


14%
~180
106
2006
2010E

We will promote fixed access and voice

Key levers	Fixed access and voice
Customer growth	▪ Transform fixed access into **multiplay** and **multipurpose** lines ▪ Foster fixed line adoption through **promotions**
Churn	▪ Ensure customer retention through **loyalty programs**
Migration	▪ Continue managing successfully **voice to VoIP migration**
Pricing and ARPU	▪ Extend use of **flat rates** and voice **packages**

CAGR 06-10E

Fixed Voice accesses
Millions



-1%
42.5
~41
2006
2010E

Mobile Broadband is showing real signs of taking off

Key levers	Mobile Broadband
Customer growth	■ **Accelerate enablers:** — Roll-out of 3G (UMTS/HSxPA) coverage — Push data cards
Churn	■ Leverage **best practices** for churn prevention and customer retention
Migration	■ **Bundle Fixed BB and Mobile BB** to maximize overall growth while avoiding unwanted substitution effects
Pricing and ARPU	■ Develop **flat /semiflat rates** ■ Offer **new pricing schemes** for **mass market** segment



3G users
Millions



x 19
~50
~40
~10
Data Cards*
2.7
0.6
2.1
2006
2010E

* USB modems and PCMCIAs

Fixed Broadband will be the major driver for wireline business growth

Key levers	Fixed Broadband
Customer growth	■ **Capture penetration-driven growth** (price segmentation, high speed offers, bundling)
Churn	■ Extend **commitment contract policy** ■ Strengthen specialized **retention call centres**
Migration	■ **Continue managing migration effects**: - NB to Fixed BB is over - LL/FR* to BB is being completed
Pricing and ARPU	■ Manage **price premium** leveraging brand and superior quality ■ **Generate additional ARPU** through new services

CAGR 06-10E

Fixed BB Internet connections
Millions


28%
~20
7.5
2006
2010E

* Leased Lines / Frame Relay

Digital services and content will further contribute to growth

Mobile

- Develop new services with **open garden approach:**
  - Information (e.g. search)
  - Communication (e.g Instant Messaging)
  - Entertainment (e.g. Music, TV)
- **Stimulate Internet usage**, monetising it through data traffic, advertising and pay-per-use
- Foster **friendly** data-enabled **handsets**

Mobile data active users*
Millions



x 4
~70
17
2006
2010E

PC

- **Attract online audience and monetize it**, mainly through advertising
  - Internet TV + Music (Terra TV, Pixbox)
  - Communities (e.g. "Espacio Terra")
  - User Generated Content (e.g. "Tú Reportero")

terra

Terra unique users
Millions



x 2
~90
44
2006
2010E

TV

- "Personal TV" based on **IPTV**
- **Satellite** to reduce time-to-market
- **Cable** only to leverage existing assets (e.g. Perú)

Pay TV customers
Millions



x 5
~5
1
2006
2010E

* Non SMS data active users for the last 3 months

We are working closer with key partners

Mobile	PC	TV

Services and Content (Cross-platform approach)

- **Partnerships** with third parties to develop and offer **innovative services and applications**
- **Partnerships** to acquire and distribute **content**
- **Aggregation and distribution of content**
  - Modularity, flexibility and advanced functionalities as main differentiation factors
- **User Generated Content** offerings (e.g. web 2.0) leveraging Telefónica's own platforms and 3rd party products

ICT solutions will be a source of growth in enterprise segments

SMEs


IT workstation
Voice + BB + IT
(PCs, LAN)
Integrated
workstation
Voice + BB
Voice workstation
Installation and maintenance
F + M approach

Number of workstations
Millions


~4
0.2
2006
2010E

Corporate

Focused and "industrialized" approach

Integrated Communications (Voice + Data) (F + M)

+

- Workstation management
- Infrastructure outsourcing
- Contact centres
- Security
- Digital asset management
- Mobility
- CRM Solutions

IT revenues in Corporate customers
€ in billions


x1.6
0.6
~1
FY 2006
FY 2010E

Bundled and convergent offers will help us to capture growth in all our markets

Multiservice and multidevice convergence..



Access
Fixed
Mobile
Service
Dual phone
2P
3P
4P
Fixed – Mobile VPN
Home
Zone
Mobile voice+data
Duo
Trio

.. with different approaches



Commercial convergence
Technological convergence
Bundles based
Tariff based
Device based
Network based
2P, 3P, 4P
Duo
Trio
Home zone
Dual phone
Fixed-Mobile VPN

Bundles 2P/3P
Millions



x 4
~14
~4
2006
2010E

Bundling has already proved to be effective
(78% of Telefónica's retail BB connections installed base as of June 07 in Spain is bundled)

As a result, we are positively rebalancing our revenue mix



Revenue mix
+5%/+8%
M-F Broadband
(access, digital content & services)
Mobile voice
Fixed voice
14%
53%
33%
24%
55%
21%
FY 2006
FY 2010E
CAGR 06-10E
+23%/+25%
+8%/+10%
-1%/-2%

- **Broadband** (access + digital services & content) **will increase its contribution significantly**
- **Mobile voice will keep increasing its weight in our mix**
- **We will become less dependent on fixed voice**

Content

Extracting value of industry transformation

- Sources of growth
- **Integrated delivery**
- Benefits of scale

GLOBAL GOALS

*To ensure the **best integrated delivery** and capture growth opportunities in a cost-effective way we have developed a **New Operating Model***

- ***Fixed-Mobile integration***
- ***Technology, Operations and IT Systems integration***

We will support organic growth through an integrated delivery


Satisfy customer demands and improve our efficiency
Commercial
Systems
Operations
Technology (Network)
Fixed
Mobile
Customer vision across the whole process
End-to-end vision
T.O.S. integration
Combination of Technology+ Operations+ Systems into a single organization
F-M Integration
Fixed Mobile integration in each layer
This New Operating Model will reduce more than 5 p.p. our (OpEx+CapEx)/revenues ratio

A new integrated broadband network will support growth needs in an efficient manner

Goals of network development

- **Enable growth** through new services
- **Respond to competitive environment** in each market
- **Optimize OpEx and CapEx**

Network strategy (% of OpEx and CapEx)

Access network (70%)	**Backbone network** (30%)



Individuals
GSM/UMTS/HSxPA
Femtocell
Households
ADSL/VDSL
FTTH
Picocell
FTTH
Enterprises
Platforms and content
All-IP Network with IMS control

Access network adapted to customer needs and competitive environment	Convergent IP backbone network to support integration and efficiency

Note: Data for 2006 OpEx and CapEx figures for Telefónica España

Our access network strategy will balance market needs and technological opportunities

Strategic approach	Mobile access	Combined access	Fixed access
Countries with fixed and mobile operations	▪ **GSM-UMTS-HSxPA** is already the technology of choice in all our operations ▪ We foresee **LTE** (4G) as the next technological evolution	▪ **"Domestic nodes"** to improve indoor coverage and optimize CapEx ▪ **Wireless technology** (2G, 3G, Wimax if necessary): — To expand coverage of fixed services — To offer an integrated portfolio (e.g. Venezuela) where LLU is not available	▪ **BB rollout** following a micro-segmented approach — **FTTH** for high capacity access — **VDSL** avoiding street cabinets
Mobile-based countries			▪ **ADSL 2+** rollout where **ULL** is available (UK, Germany and Ireland) ▪ Other alternatives depending on local conditions

Access network strategy will be aligned with evolving regulatory framework

An "all-IP" network will provide innovative and convergent services

Single F-M integrated "all-IP" backbone network

- **Development of new and convergent services** (VoIP, IP Centrex, IP VPN,…)
- **Faster time to market for convergent services**
- **OpEx and CapEx** reduction through the integration of IP networks and platforms

Selective roll-out of VoIP

Non-PSTN voice customers (VoIP + IP Centrex + IP VPN)

Users



~7
0.3
2006
2010E

- VoIP deployment linked to FTTH roll-out in Spain and Latinamerica
- VoIP already offered as first voice line in some markets (e.g. Germany)

Controlled PSTN Network Evolution

No major shutdown of the PSTN network is planned :

- The replacement of more obsolete parts is selective and optimally managed
- Real estate efficiencies are being captured

An integrated approach to Operations and IT Systems will allow us to satisfy customer needs in a cost-effective way

Integrated operations

F+M integration

- **Single local F-M field forces, network** deployment, supervision and operation

Relationships with third parties

- Further **outsourcing** (e.g. logistics, I+M)
- Align I+M subcontractors with **cost and quality targets**

OpEx / access


-11/-12 %
2006
2010E

Integrated approach to IT

F+M IT integration

Unified convergent application systems
Support of customer demands and faster time-to-market

Consolidation of IT infraestructure
CapEx+OpEx reduction

IT spending / revenues


-20 %
FY2006
FY2010E

By integrating Technology, Operations and IT Systems we are optimizing end-to-end delivery

From...	To...



Network
IT Systems
Operations

Three areas focused on optimizing the individual parts of each process

T.O.S.



Technology
(Network)
Operations
IT Systems

- **Unified point of contact** for business units (unified SLAs)
- **Common and aligned understanding of priorities**, resulting in **faster time-to-market**
- **Flexible resource re-allocation**, optimizing OpEx and CapEx

One area focused on optimizing the end-to-end process

An integrated commercial approach will allow us to meet evolving customer needs

	Marketing	Sales	Post-sales / Back-Office
			
Countries with fixed and mobile operations	▪ **Unified customer vision** enabled by common marketing and pre-sales teams ▪ Development of **integrated products and services**	▪ Integrated **F-M account management** for **Corporate clients** ▪ Unified management of **indirect channels** and **own stores** ▪ Coordination of **call centres** and **sales forces** ▪ Progressive unification of **online channels**	▪ **Single point of contact** for **Corporate Customers** ▪ **Back-office coordination for SMEs and Residential** to improve customer care
Mobile-based countries	**Integration of new Product & Services** (e.g. ADSL) **into existing processes and channels**		
	Higher customer focus	**Higher Sales efficiency**	**Higher service quality**

Content

Extracting value of industry transformation

Sources of growth

Integrated delivery

Benefits of scale

GLOBAL GOALS

A distinctive "way of working" enables us to capture significant benefits of our scale

- *Leveraging local integrated delivery*
- *Fostering regional integration*
- *Maximizing global benefits through horizontal cross-regional actions*

We are leveraging the benefits of our scale through a three-level approach while maintaining our agility and local market responsiveness



1 Local level
Implement integrated delivery in each country
TELEFÓNICA ESPAÑA
TELEFÓNICA LATINOAMERICA
TELEFÓNICA O2 EUROPE
Horizontal actions across regional Business Units
3 Global level
Leverage global scale and diversity
2 Regional level
Capture regional technical and commercial opportunities

We are implementing our integrated delivery model in each country

Integrated delivery adapted to local market conditions and existing assets

	Cooperation	Integrated delivery	Full integration
Countries with fixed and mobile operations	Brazil Chile	Spain Peru Argentina Colombia	Czech Republic
Mobile based countries		Mexico Uruguay Ecuador Panama Slovakia Venezuela Morocco El Salvador Guatemala Nicaragua (Venezuela–Nicaragua: Main operations with fixed-wireless)	Germany UK Ireland

~€1.9bn*

*Cumulative operating cash flow (OIBDA-CapEx) 2007E-2010E

We are fostering integration at a regional level

Regional integration of Technology, Operations and Systems

- Network deployment, supervision and operation
- Services platforms
- SW factories
- Consolidation of data centres
- Back-office integration for key processes

~€2.2bn*

Regional commercial approach

- Brand homogenization
- Development of products and services (e.g. DTH TV in Latam)
- Common commercial actions across countries (e.g. Advertising campaigns in Latam)

*Cumulative operating cash flow (OIBDA-CapEx) 2007E-2010E

We are also fostering global horizontal cross-regional actions to maximize scale benefits

Doing things "only once"

A well defined set of actions through different "vehicles"

Cross Regional Units
- MNC
- International traffic
- Roaming

Centres of Competence
- IPTV
- Internet PC
- Mobile data

Shared services
- Procurement
- Administrative support
- R&D

Coordinate activities, leverage global scale and share resources

+

Sharing knowledge and experience

Tools and processes to share knowledge
- Virtual communities of experts
- Library with all Telefónica shared information
- Groups to implement best practices

"Commercial wings"
- Segment-specific commercial practices

"Technical wings"
- Network
- IT



New culture that encourages innovation

Leverage our diversity and knowledge across regions

~€3.4bn*

*Cumulative operating cash flow (OIBDA-CapEx) 2007E-2010E

We are already extracting the benefits of our way of working

Global purchasing power

- **€24bn** of purchasing volume in 2006, generating **a 10% savings*** and enabling us to be one of the most preferred customer of our suppliers



Contribution of new acquisitions to Telefónica´s "new way of working"

- The integration of **O2** in Telefónica is a **successful example of integration:**
  - **44 managers** have moved between O2 and the rest of units
  - 81% of the **roaming traffic** already internalized
  - **Centre of Competence for Mobile Data** based in UK
  - **"Customer Experience" methodology** transferred across Telefónica
  - Support the transformation into an **integrated operator**
  - Target of **€155m in synergies O2/TEF for 2006** achieved

Alignment of managers incentives to shareholders interest

- **New incentives policy** across Telefónica already in place ***(Performance share plan)*** to foster alignment to company's business results and retain talent



*Only purchasing savings due to the integration of new companies (O_2) are included in the synergies guidance (historical purchasing savings not included)

The way we work allows us to create value through synergies

Synergies: Operating Cash flow* 2007E-2010E

€ in billions


OpEx
CapEx
Revenues
~7.5**
(~12% of total OpCF)
~25%
~30%
~45%
~50%
~25%
~25%
Local
Regional
Global
Total

The new **2007E-2010E guidance is 42% higher** than the 2006E-2009E guidance given in Valencia

*Operating cash flow = OIBDA - CapEx
**Already included in the overall guidance

Content


Extracting value of industry transformation
Sources of growth
Integrated delivery
Benefits of scale
GLOBAL GOALS

Through this triple effort we will enhance our leadership and competitive position, providing superior growth and returns

In summary…

Industry transformation is creating the New Global Digital World	Sources of growth	> 290 m	Accesses in 2010E
		~50 m	3G users
		~20 m	Fixed BB accesses
	+ Integrated delivery	> 5 p.p.	(OpEx+CapEx)/ revenues reduction 2006-2010E
	+ Benefits of scale	~€7.5 bn	Synergies for the 2007-2010E period

Telefonica